

Mail Stop 3561

July 16, 2009

Mr. Christian J. Soderquist
Chief Executive Officer
Octus, Inc.
719 Second Street, Suite 9
Davis, CA 95616

**Re:    Octus, Inc.**
       **Form 10-K for the Fiscal Year Ended**
       **December 31, 2008**
       **Filed April 15, 2009**
       **Form 10-Q for the Quarter Ended**
       **March 31, 2009**
       **Filed May 15, 2009**
       **Response Letter dated July 7, 2009**
       **File No. 000-21092**

Dear Mr. Soderquist:

   We have reviewed your response to our comment letter dated June 16, 2009 and have the following additional comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  After reviewing this information, we may raise additional comments.

   We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Section 302 Certifications

 1. We have reviewed your proposed disclosure in response to our prior comment six and note that your Section 302 certifications still do not comply with the language

required by Item 601(31) of Regulation S-K.  Please replace "I" with the phrase "the registrant's other certifying officer(s) and I" in paragraphs 4 and 5.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Section 302 Certifications

2. We have reviewed your proposed disclosure in response to our prior comment nine and note that your Section 302 certifications still do not comply with the language required by Item 601(31) of Regulation S-K.  Please revise your certification to address the following:
   - please replace "I" with the phrase "the registrant's other certifying officer(s) and I" in paragraphs 4 and 5,
   - please include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the head note to paragraph 5 of your certifications.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, please direct them to Raquel Howard, Staff Accountant, at 202-551-3291 or Angela J. Halac, Senior Staff Accountant, at 202-551-3398.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc:    Kevin Kelso, Esq.
       Weintraub Genshlea Chediak
       Via facsimile:  916-446-1611